Eneti Inc. Signs Installation Contract for Newbuild WTIV

MONACO—October 24, 2023 – Eneti Inc. (NYSE:NETI) (the “Company”) announced today that Seajacks UK Limited, a wholly-owned subsidiary of the Company and a leading provider of installation and maintenance vessels to the offshore wind sector, has signed a contract with an undisclosed client to transport and install turbines.

With mobilization commencing in the second quarter of 2027, the contract will be performed by one of the Company’s two NG16000X Wind Turbine Installation Vessels currently under construction at Hanwha Ocean in South Korea. Inclusive of mobilization and demobilization, the engagement is expected to be between 180 and 210 days and generate approximately USD 73 million to USD 84 million of gross revenue.  Project costs are expected to be USD 8 million in aggregate.

Emanuele Lauro, CEO of Eneti, says, “This contract emphasizes our position that market fundamentals remain strong.  As with our previous newbuilding contract, we have secured optionality in providing either of our newbuildings to service the contract, which maximizes vessel utilization and generates accretive cash flows.  All in all, this contract serves both the needs of our customer and returns required of our shareholders.”

About Eneti Inc.

Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements are based on information available as of the date hereof, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
our future operating or financial results; changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity; the strength of world economies and currencies; the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore wind turbines; our ability to successfully employ our existing and newbuilding WTIVs and the availability and suitability of our vessels for customer projects; our ability to compete successfully for future chartering and newbuilding opportunities; our continued ability to employ our vessels; fluctuations in interest rates and foreign exchange rates; early termination of customer contracts, our failure to win new contracts for our vessels or the failure of counterparties to fully perform their contracts with us; our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy; our ability to successfully operate in new markets; changes in our operating expenses, including bunker prices, drydocking and insurance costs; compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations; our continued borrowing availability under our debt agreements and compliance with the covenants contained therein; fluctuations in the value of our vessels and investments; our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the timely delivery to us and commencement of operations dates, expected downtime and lost revenue); potential exposure or loss from investment in derivative instruments or other equity investments in which we invest; potential conflicts of interest involving members of our Board and senior management and our significant shareholders; and our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned and other factors.

Contact Information

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com